UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         CALYPTE BIOMEDICAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.03 PAR VALUE
                         (Title of Class of Securities)

                                    131722100
                                 (CUSIP Number)


                         WALTER G. VAN DORN, JR., ESQ.
                            THACHER PROFFITT & WOOD
               2 WORLD FINANCIAL CENTER, NEW YORK, NEW YORK 10281
                                 (212) 912-7400
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 21, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act. but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 131722100               SCHEDULE 13D                 PAGE 2 OF 5 PAGES


1        NAME OF REPORTING PERSON:  Marr Technologies BV

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [ ]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           WC
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           The Netherlands
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   12,433,333 (See Item 5)
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER
             EACH                                    0
          REPORTING                                  ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     12,433,333 (See Item 5)
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,433,333
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                        [  ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           21.4% (See Item 5)
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 131722100               SCHEDULE 13D                 PAGE 3 OF 5 PAGES


Item 1.           Security and Issuer.

                  This Schedule 13D relates to common stock, $0.03 par value (the "Common Stock") of Calypte Biomedical Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1265 Harbor Bay Parkway, Alameda, California 94502.


Item 2.           Identity and Background

                  This Schedule 13D is being filed by Marr Technologies BV ("MTBV"), a Limited Company incorporated in The Netherlands. MTBV engages in the technology business and investment in the technology sector. The address of its principal business and its principal office is Strawinskylaan 1431, 1077XX, Amsterdam, The Netherlands. MTBV has never been convicted in a criminal proceeding nor has it ever been a party to a civil or criminal proceeding before any administrative or judicial body resulting in a judgment, decree or final order to which it is or was subject.

Item 3.           Source and Amount of Funds or Other Consideration

                  MTBV purchased 12,433,333 shares of common stock of the Company over a period beginning on July 29, 2003 and ending on August 21, 2003. MTBV spent $3,102,340 in making such purchases. MTBV funded such purchases from its working capital.

Item 4.           Purpose of Transaction

                  MTBV purchased its shares of common stock of the Company for investment purposes. MTBV may make further purchases of shares of the Company's common stock in the future. Except as set forth in this Item 4, MTBV does not have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  MTBV has sole voting and dispositive power with respect to 12,433,333 shares, or approximately 21.4% of the 58,066,483 shares of common stock of the Company outstanding. The following table sets forth a description of the transactions effected by MTBV in the class of securities reported herein in the past 60 days.

CUSIP NO. 131722100               SCHEDULE 13D                 PAGE 4 OF 5 PAGES


Date                       Number of Shares          Price Per Share
----                       ----------------          ---------------

7/29/03                    8,333,333                 $0.30
8/14/03                    800,000                   $0.1506
8/15/03                    800,000                   $0.1414
8/17/03                    1,300,000                 $0.145
8/21/03                    1,200,000                 $0.1502

Such shares were purchased in a combination of privately negotiated transactions and open market transactions effected on the Over the Counter Bulletin Board.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  None.

Item 7.           Material to be Filed As Exhibits.

                  None.

CUSIP NO. 131722100               SCHEDULE 13D                 PAGE 5 OF 5 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

Dated:  August 29, 2003

                                                         MARR TECHNOLOGIES BV


                                                     By: /s/ Christian Strik
                                                         -----------------------
                                                         Name:  Christian Strik
                                                         Title: Attorney